August 20, 2008

BY FIRST CLASS MAIL

George M. Silfen, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

Re: BNY/Ivy Multi-Strategy Hedge Fund LLC (File Nos. 333-152534 & 811-21247)

Dear Mr. Silfen:

        We have reviewed the registration statement for BNY/Ivy Multi-Strategy Hedge Fund
LLC (the "Fund") filed on Form N-2 on July 25, 2008 in connection with the shelf registration of
its limited liability company interests. Based on our review of the registration statement, we
have the following comments. The captions we use below correspond to the captions the Fund
uses in its registration statement.

PROSPECTUS:

Prospectus Summary – Investment Objective and Principal Strategies (Page 2)

1.   The fourth sentence of the second paragraph states that the Fund may on occasion retain
one or more Portfolio Managers to manage and invest designated portions of the Fund's assets
(either as separately managed accounts or by creating separate investment vehicles ("Portfolio
Accounts") in which a Portfolio Manager will serve as general partner of the vehicle and the
Fund will be the sole limited partner). Please explain to us whether the Fund imposes any
limitation on how much the Fund's assets may be invested in any one Portfolio Account. In
addition, disclosure on page 41 states that the Fund's investment policies and restrictions, and
limitations and prohibitions on investments imposed by the Investment Company Act, do apply
in the case of Portfolio Accounts. The above language states that the Portfolio Accounts will
comply with the Fund's investment policies, restrictions, limitations and prohibitions on
investments imposed by the Investment Company Act. Please explain to us whether all other
aspects of the Portfolio Accounts operation (i.e., composition of the board of the Private
Accounts, advisory agreements with the advisor of the Private Accounts) will also comply with
the Investment Company Act requirements.

Prospectus Summary – The Adviser (Page 8)

2.   The first paragraph states, "BNY Mellon may be deemed to control the Fund for purposes of the BHCA and has elected to treat the Fund as part of its "merchant banking" activities, although BNY Mellon may change this election in the future (without obtaining the consent of the Fund or of investors in the Fund). Consequently, the Fund is subject to the provisions of the BHCA governing merchant banking activities." Please explain in this section the impact of these provisions of the Bank Holding Company Act on the Fund's operations and the Adviser's management of the Fund (*e.g.*, will the Fund be prohibited from operating in a manner that would otherwise be permitted?).

Appendix B – Investment Manager Performance Information

3.   This section only includes performance information for the Fund and the private funds through March 31, 2008. Please update this section to include the most recent available performance information for each fund.

GENERAL COMMENTS

4.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

5.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

6.   If you intend to omit certain information from the form of prospectus included with the registration statement that are declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

7.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

8.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

9.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors

require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filing;
· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
· the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6949.

Sincerely,

Christian T. Sandoe
Senior Counsel